RECEIVED
2015 MAR -2 PM 1:42
SEC / MR

15048311

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
~~PART III~~

SEC FILE 8-68263

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/14** (MM/DD/YY) AND ENDING **12/31/14** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **BDT & Company, LLC**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 North Michigan Ave., Suite 3100
(No. and Street)

Chicago	**IL**	**60611**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael E. Burns **312-660-7308**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

111 South Wacker Drive	**Chicago**	**IL**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CONFIDENTIAL

RECEIVED
2015 MAR -2 PM 1:42
SEC / MR

BDT & Company, LLC

(SEC I.D. No. 8-68263)

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2014 AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

Deloitte.

RECEIVED

2015 MAR -2 PM 1:42

SEC / MR

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 247 1486
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of BDT & Company, LLC

We have audited the accompanying statement of financial condition of BDT & Company, LLC (the "Company") as of December 31, 2014 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the financial position of BDT & Company, LLC as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 26, 2015

BDT & COMPANY, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2014

ASSETS

Cash and cash equivalents	$	9,267,390
Advisory fees and expense reimbursement receivable		4,119,538
Deposits		26,080
Total Assets	$	13,413,008

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Deferred advisory revenues	$	1,058,337
Payable to BDT Capital Partners, LLC		35,468
Total Liabilities		1,093,805
MEMBER'S EQUITY		12,319,203
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	13,413,008

See notes to statement of financial condition.

1. ORGANIZATION, NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Organization — BDT & Company, LLC (the "Company") is a wholly owned subsidiary of BDT & Company Holdings, LP (the "Parent" or the "Member"). The Company, a Delaware limited liability company, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company was formed on April 30, 2009, and was approved by the SEC and FINRA as a broker-dealer on October 14, 2009, whereby the Company commenced operations as a broker-dealer.

Nature of Operations — The Company seeks to provide long term, unbiased, trusted, solution-based advice primarily to closely held companies and their senior leaders/owners in the following areas: merger and acquisition advice, capital sourcing and restructuring, analysis of public/private alternatives, dividend policy, family and management succession, governance, creation of family and management legacies and generational stewardship of ownership or sale. The Company also acts as a placement agent in the private placement of securities.

Use of Estimates — The statement of financial condition was prepared in accordance with accounting principles generally accepted in the United States of America (GAAP), which require management to make estimates and assumptions that affect the amounts reported in the financial statement and related notes for the year presented. Actual results could differ from management's estimates.

Deferred Advisory Fee Revenues – Fees for advisory retainer services are recognized as income as the services are rendered and based on the parameters defined in the respective engagement letters. Any fees received in advance of the services being performed are recorded as deferred advisory fees on the statement of financial condition.

Cash and Cash Equivalents — The Company has defined cash equivalents as highly liquid investments with original maturities of three months or less at the date of purchase that are not held for sale in the ordinary course of business. As of December 31, 2014, the balance reflected on the statement of financial condition represented cash held at two major United States banking institutions.

Income Taxes — The Company is a single member LLC and as such is not subject to federal or state income tax as taxable income is allocated to its member for inclusion in the member's tax returns. In accordance with the authoritative guidance for uncertainty in income taxes included within Financial Accounting Standards Board (FASB) ASC 740, *Income Taxes*, the Company reviews and evaluates tax positions in its major jurisdictions and determines whether or not there are uncertain tax positions that require financial statement recognition. Based on this review, the Company has determined that no reserves for uncertain tax positions were required. The Company is additionally not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next twelve months. As a result, no income tax liability has been recorded in the accompanying statement of financial condition.

New Accounting Pronouncement – In May 2014, FASB issued its final standard on revenue from contracts with customers. The standard, issued by the FASB as Accounting Standard Update 2014-09, outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. Management is currently evaluating the impact of this new accounting pronouncement on the Company's statement of financial condition and related disclosures.

2. RELATED PARTY TRANSACTIONS

The Company and BDT Capital Partners, LLC ("BDTCP"), an affiliated entity, have entered into an Administrative Service and Expense Agreement ("ASEA"), whereby BDTCP provides personnel, office space, furniture and equipment, information technology ("IT") and telecommunications systems, insurance, market data, legal, accounting and compliance support and other services to the Company. The Company does not pay any expenses directly, but instead pays its proportionate share of such expenses to BDTCP as defined in the ASEA. The costs, both fixed and variable, are allocated using the methodology defined in the ASEA, which is subject to periodic review and modification by BDTCP. Salaries, benefits, incentive compensation, rent, utilities and other occupancy costs are allocated based on monthly time allocations. IT, market data and telecommunications costs are prorated based on the time allocated to the respective personnel. Audit, regulatory fees, insurance, training and certain other Company specific costs are a direct allocation of invoices paid by BDTCP on behalf of the Company.

The payable to BDTCP of $35,468 is included in Payable to BDT Capital Partners, LLC on the statement of financial condition and represents the amounts due under the ASEA as of December 31, 2014 as well as billable advisory expenses paid by BDTCP on behalf of the Company.

3. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company maintains bank accounts with balances that may exceed federally insured limits. To mitigate this risk, the Company maintains its cash balances at large well capitalized banks. The Company monitors exposure to credit risk. The Company's exposure associated with counterparty nonperformance on such financial instruments as of December 31, 2014 is limited to the amounts reflected on the statement of financial condition.

4. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company may be threatened with, or named as a defendant in, lawsuits, arbitrations, and administrative claims. Such matters that are reported to and investigated by regulators (e.g. the SEC or FINRA) may, if pursued, result in formal arbitration claims being filed against the Company and/or disciplinary action being taken against the Company. Any such claims or disciplinary actions that are decided against the Company may harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which may result in fines or other disciplinary actions. Unfavorable outcomes in such matters may result in a material impact to the Company's financial position. As of December 31, 2014, management is not aware of any commitments or contingencies that may have a material impact on the statement of financial condition.

5. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1") under the Securities Exchange Act of 1934, which requires that the Company maintain minimum net capital equivalent to the greater of $5,000 or 6-2/3% of aggregated indebtedness, as these terms are defined. At December 31, 2014, the Company had net capital, as defined, of $8,173,585, which was $8,100,665 in excess of its required net capital of $72,920. The Company's percentage of aggregate indebtedness to net capital was 13.38% at December 31, 2014. Capital distributions are anticipated to be made to the Member within the first six months of 2015, subject to applicable regulatory limitations.

6. SUBSEQUENT EVENT

Management has evaluated subsequent events for the Company through the date the financial statement were issued and has concluded that there are no subsequent events relevant for financial statement disclosure other than a $7,000,000 capital distribution made in January 2015 to the Member.

* * * * * *